SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC  20549



                                    FORM 11-K



(Mark One):

XXX ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF --- 1934 [FEE REQUIRED]

     For the fiscal year ended December 31, 2000


     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT --- OF 1934 [NO FEE REQUIRED]

     For the transition period from _____________ to _____________


                     Commission file number 000-20739


          A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                 FIRST FEDERAL SAVINGS 401(k) PLAN
                 301 Fairway Drive
                 Bloomington, IL  61701


          B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                 EAGLE BANCGROUP, INC.
                 301 Fairway Drive
                 Bloomington, IL  61701




FIRST FEDERAL SAVINGS 401(K) PLAN
COMPARATIVE STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
(UNAUDITED)

                                                     December 31,
                                                  2000          1999
                                                -------       -------
ASSETS
Eagle BancGroup, Inc. common stock                   -             -
Shares of registered investment companies       624,478       794,677

     Total Investments                          624,478       794,677

Cash                                                 -             -
Money market funds                                6,682         8,440

Participant contributions receivable                 -          4,226
Employer contributions receivable                    -         28,697

     Total Contributions Receivable                  -         32,923

Net Assets Available for Benefits               631,160       836,040


See accompanying notes.







FIRST FEDERAL SAVINGS 401(K) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
(UNAUDITED)

December 31, 2000

                         Fund 1     Fund 2     Fund 3     Fund 4     Fund 5     Fund 6
                         ------     ------     ------     ------     ------     ------
ASSETS
Eagle BancGroup,
   Inc. common
   stock                     -          -          -          -          -          -
 Shares of
   registered
   investment
   companies                 -          -      44,306      1,161     86,755     19,196
 Total Investments           -          -      44,306      1,161     86,755     19,196

Cash                         -          -          -          -          -          -
Money market funds           -       6,682         -          -          -          -

Participant                  -          -          -          -          -          -
Employer                     -          -          -          -          -          -
 Total Contributions
  Receivable                 -          -          -          -          -          -
Net Assets
 Available for
 Benefits                    -       6,682     44,306      1,161     86,755     19,196




December 31, 2000, continued

                         Fund 7     Fund 8     Fund 9    Fund 10    Fund 11    Fund 12
                         ------     ------     ------    -------    -------    -------
ASSETS
Eagle BancGroup,
   Inc. common
   stock                     -          -          -          -          -          -
Shares of
   registered
   investment
   companies             51,859     64,470     37,135        276     15,531     30,259
 Total Investments       51,859     64,470     37,135        276     15,531     30,259

Cash                         -          -          -          -          -          -
Money market funds           -          -          -          -          -          -

Participant                  -          -          -          -          -          -
Employer                     -          -          -          -          -          -
 Total Contributions
  Receivable                 -          -          -          -          -          -

Net Assets
 Available for
 Benefits                51,859     64,470     37,135        276     15,531     30,259




December 31, 2000, continued

                        Fund 13    Fund 14    Fund 15    Fund 16    Fund 17     Total
                        -------    -------    -------    -------    -------    -------
ASSETS
Eagle BancGroup,
   Inc. common
   stock                     -          -          -          -          -          -
Shares of
   registered
   investment
   companies             82,624     77,306     42,927      9,907     60,766    624,478
 Total Investments       82,624     77,306     42,927      9,907     60,766    624,478

Cash                         -          -          -          -          -          -
Money market funds           -          -          -          -          -       6,682

Participant                  -          -          -          -          -          -
Employer                     -          -          -          -          -          -
 Total Contributions
  Receivable                 -          -          -          -          -          -

Net Assets
 Available for
 Benefits                82,824     77,306     42,927      9,907     60,766    631,160


See accompanying notes.




FIRST FEDERAL SAVINGS 401(K) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
(UNAUDITED)

December 31, 1999

                         Fund 1     Fund 2     Fund 3     Fund 4     Fund 5     Fund 6
                        -------    -------    -------    -------    -------    -------
ASSETS
Eagle BancGroup,
   Inc. common
   stock                     -          -          -          -          -          -
 Shares of
   registered
   investment
   companies                 -          -      50,814      1,356    111,518     24,064
 Total Investments           -          -      50,814      1,356    111,518     24,064

Cash                         -          -          -          -          -          -
Money market funds           -       8,440         -          -          -          -

Participant                  -          -          84         26        582        104
Employer                     -          -         748        255      4,171        726
 Total Contributions
  Receivable                 -          -         832        281      4,753        830
Net Assets
 Available for
 Benefits                    -       8,440     51,646      1,637    116,271     24,894




December 31, 1999, continued

                         Fund 7     Fund 8     Fund 9    Fund 10    Fund 11    Fund 12
                        -------    -------    -------    -------    -------    -------
ASSETS
Eagle BancGroup,
   Inc. common
   stock                     -          -          -          -          -          -
Shares of
   registered
   investment
   companies             61,362     71,665     37,670        204     15,899     31,579
 Total Investments       61,362     71,665     37,670        204     15,899     31,579

Cash                         -          -          -          -          -          -
Money market funds           -          -          -          -          -          -

Participant                 281        511        342          8        154        305
Employer                  2,474      3,580        913        100        969      1,721
 Total Contributions
  Receivable              2,755      4,091      1,255        108      1,123      2,026

Net Assets
 Available for
 Benefits                64,117     75,756     38,925        312     17,022     33,605




December 31, 1999, continued

                        Fund 13    Fund 14    Fund 15    Fund 16    Fund 17     Total
                        -------    -------    -------    -------    -------    -------
ASSETS
Eagle BancGroup,
   Inc. common
   stock                     -          -          -          -          -          -
Shares of
   registered
   investment
   companies             85,202     95,279     55,615     11,795    140,655    794,677
 Total Investments       85,202     95,279     55,615     11,795    140,655    794,677

Cash                         -          -          -          -          -          -
Money market funds           -          -          -          -          -       8,440

Participant                 440        592        458         86        253      4,226
Employer                  2,984      4,390      3,243        388      2,035     28,697
 Total Contributions
  Receivable              3,424      4,982      3,701        474      2,288     32,923

Net Assets
 Available for
 Benefits                88,626    100,261     59,316     12,269    142,943    836,040


See accompanying notes.




First Federal Savings 401(k) Plan
Statement of Changes in Net Assets Available for Plan Benefits
(Unaudited)

For the Year Ended December 31, 2000

                         Fund 1     Fund 2     Fund 3     Fund 4     Fund 5     Fund 6
                        -------    -------    -------    -------    -------    -------
Unrealized Appreciation
 (Depreciation) on
 Investments                 -      (1,695)     1,532       (195)    (8,599)     2,063

Contributions:
 Participant                 -          -          -          -          -          -
 Employer                    -         480      2,074         -          -          -
Total Contributions          -         480      2,074         -          -          -

Total Additions              -      (1,215)     3,606       (195)    (8,599)     2,063

Deductions:
 Forfeitures                 -      (1,954)       145        108        119         98
 Benefits paid to
  participants               -       2,497     10,801        173     20,798      7,663
Total Deductions             -         543     10,946        281     20,917      7,761

Interfund transfers          -          -          -          -          -          -

Net Assets Available
 for Benefits:
Beginning of Period          -       8,440     51,646      1,637    116,271     24,894

End of Period                -       6,682     44,306      1,161     86,755     19,196




For the Year Ended December 31, 2000, continued

                         Fund 7     Fund 8     Fund 9    Fund 10    Fund 11    Fund 12
                        -------    -------    -------    -------    -------    -------
Unrealized Appreciation
 (Depreciation) on
 Investments              3,632      2,715      2,064        (36)      (632)     2,256

Contributions:
 Participant                 -          -          -          -          -          -
 Employer                    -          -          -          -          -          -
Total Contributions          -          -          -          -          -          -

Total Additions           3,632      2,715      2,064        (36)      (632)     2,256

Deductions:
 Forfeitures                560        171        323         -          70        162
 Benefits paid to
  participants           15,330     13,830      3,531         -         789      5,440
Total Deductions         15,890     14,001      3,854         -         859      5,602

Interfund transfers          -          -          -          -          -          -

Net Assets Available
 for Benefits:
Beginning of Period      64,117     75,756     38,925        312     17,022     33,605

End of Period            51,859     64,470     37,135        276     15,531     30,359




For the Year Ended December 31, 2000, continued

                        Fund 13    Fund 14    Fund 15    Fund 16    Fund 17      Total
                        -------    -------    -------    -------    -------    -------
Unrealized Appreciation
 (Depreciation) on
 Investments                588      5,227     (8,931)    (2,362)   (57,033)   (59,406)

Contributions:
 Participant                 -          -          -          -          -          -
 Employer                    -          -          -          -          -       2,554
Total Contributions          -          -          -          -          -       2,554

Total Additions             588      5,227     (8,931)    (2,362)   (57,033)   (56,852)

Deductions:
 Forfeitures                240        269        167         -          66        544
 Benefits paid to
  participants            6,350     27,913      7,291         -      25,078    147,484
Total Deductions          6,590     28,182      7,458         -      25,144    148,028

Interfund transfers          -          -          -          -          -          -

Net Assets Available
 for Benefits:
Beginning of Period      88,626    100,261     59,316     12,269    142,943    836,040

End of Period            82,624     77,306     42,927      9,907     60,766    631,160


See accompanying notes.




First Federal Savings 401(k) Plan
Statement of Changes in Net Assets Available for Plan Benefits
(Unaudited)

For the Year Ended December 31, 1999

                         Fund 1     Fund 2     Fund 3     Fund 4     Fund 5     Fund 6
                        -------    -------    -------    -------    -------    -------
Unrealized Appreciation
 (Depreciation) on
 Investments             12,965        255      2,411        384     52,589      7,039

Contributions:
 Participant                 -       2,287      2,938        370     15,162      2,547
 Employer                    -          -         748        255      4,171        726
Total Contributions          -       2,287      3,686        625     19,333      3,273

Total Additions          12,965      2,542      6,097      1,009     71,922     10,312

Deductions:
 Forfeitures                 -      (1,627)        -          -         298         79
 Benefits paid to
  participants           17,330         -       1,580         -      18,466      2,669
Total Deductions         17,330     (1,627)     1,580         -      18,764      2,748

Interfund transfers     (61,158)       (47)     3,386         62      6,453      3,858

Net Assets Available
 for Benefits:
Beginning of Period      65,523      4,318     43,743        566     56,660     13,472

End of Period                -       8,440     51,646      1,637    116,271     24,894




For the Year Ended December 31, 1999, continued

                         Fund 7     Fund 8     Fund 9    Fund 10    Fund 11    Fund 12
                        -------    -------    -------    -------    -------    -------
Unrealized Appreciation
 (Depreciation) on
 Investments               (404)    (3,000)     3,049         20       (944)     3,326

Contributions:
 Participant              6,922     12,617      4,346        192      3,032      5,341
 Employer                 2,473      3,580        914        100        969      1,721
Total Contributions       9,395     16,197      5,260        292      4,001      7,062

Total Additions           8,991     13,197      8,309        312      3,057     10,388

Deductions:
 Forfeitures                 -         263         -          -         112        121
 Benefits paid to
  participants            4,164     12,060         -          -       3,266      4,286
Total Deductions          4,164     12,323         -          -       3,378      4,407

Interfund transfers       4,064     12,227        186         -       4,269      4,734

Net Assets Available
 for Benefits:
Beginning of Period      55,226     62,655     30,430         -      13,074     22,890

End of Period            64,117     75,756     38,925        312     17,022     33,605




For the Year Ended December 31, 2000, continued

                        Fund 13    Fund 14    Fund 15    Fund 16    Fund 17     Total
                        -------    -------    -------    -------    -------    -------
Unrealized Appreciation
 (Depreciation) on
 Investments             27,453     25,945      5,011      2,480     96,643    235,222

Contributions:
 Participant             10,633     15,654     10,988      1,380      8,095    102,504
 Employer                 2,984      4,390      3,243        388      2,035     28,697
Total Contributions      13,617     20,044     14,231      1,768     10,130    131,201

Total Additions          41,070     45,989     19,242      4,248    106,773    366,423

Deductions:
 Forfeitures                107        228        245         -         174         -
 Benefits paid to
  participants           10,683     14,465     13,646         -      16,579    119,194
Total Deductions         10,790     14,693     13,891         -      16,753    119,194

Interfund transfers       2,311     10,182      6,682        177      3,771      1,157

Net Assets Available
 for Benefits:
Beginning of Period      56,035     58,783     47,283      7,844     49,152    587,654

End of Period            88,626    100,261     59,316     12,269    142,943    836,040




FIRST FEDERAL SAVINGS 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS


NOTE 1. DESCRIPTION OF THE PLAN

     The following description of the First Federal Savings 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

     The Plan is a profit sharing plan with a cash or deferred arrangement established in accordance with the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of ERISA. Substantially all employees of First Federal Savings were covered by the plan. David R. Wampler, President of Busey Bank, fsb, is Trustee of the Plan. Mr. Wampler was named Trustee on October 29, 1999 following the resignation of Donald L. Fernandes, who had been Chairman of the Board and CEO of First Federal Savings and Trustee of the Plan.

     Eagle BancGroup, Inc., First Federal Savings parent company, was acquired by First Busey Corp. on October 29, 1999. As a result of this transaction, First Federal Savings 401(k) plan was terminated as of January 1, 2000. No contributions for years after 1999 will be allowed in the plan. All participant accounts will be rolled over into the First Busey Corp. Profit Sharing Plan and Trust pending favorable determination by the IRS of the income tax treatment of the proposed rollover transaction. The rollover transaction is expected to occur in the year 2001. First Federal Savings became Busey Bank, fsb in June, 2000.

ELIGIBILITY

     Each employee of First Federal Savings was eligible to participate in the Plan on the next January 1 or July 1 following or coinciding with the employee attaining the age of twenty and one-half years and completing six months of service. As of January 1, 2000, there were 49 employees eligible to participate in the Plan with 37 employees actually participating. Since the Plan was terminated as of January 1, 2000, no additional participants will be allowed in the Plan.

CONTRIBUTIONS

     Participants could elect to reduce pretax compensation from 1 to 15% and have that amount contributed to the Plan. Rollover contributions from other plans could also be made subject to approval of the Plan Administrator and to compliance with IRS regulations. In addition, the Board of Directors of First Federal Savings elected to make matching contributions to the Plan to eligible participants on the last day of the fiscal year. For 1999, First Federal Savings matched 100% of the first $250 and 50% of the next $1,500 of eligible participant contributions. Participants elected their contribution percentage when initially eligible to participate and could modify or terminate their contribution percentage as of the first day of each calendar quarter thereafter. Since the Plan was terminated as of January 1, 2000, no employer contributions were made to plan for 2000.

PARTICIPANT ACCOUNTS

     Each participant's account is credited with the participant's contributions, First Federal Savings' matching and discretionary contributions and Plan earnings.

VESTING

     Participants are at all times fully vested in their contributions and the earnings thereon and fully vest in employer contributions and earnings thereon after six years of qualified service based on vesting 20% after each of the second through sixth years of qualified service. A year of qualified service is earned in each 12 month period in which the participant complets at least 501 hours of service. Generally, vesting is accelerated upon retirement or due to death or disability of the participant. Due to the Plan's termination as of January 1, 2000, all participants will become fully vested in all funds in their respective accounts when the rollover transaction to the First Busey Corp. Profit Sharing Plan and Trust plan occurs.

PLAN ADMINISTRATOR

     As of January 1, 1998, the Plan Administrator changed from Bankers Systems Inc. to McGladrey & Pullen, LLP. Plan investments, with the exception of Eagle BancGroup, Inc. common stock, are maintained by First Mercantile Trust Company. Investments in Eagle BancGroup, Inc. common stock were maintained by the plan trustee. Bankers Systems Inc. had been Plan Administrator since 1996.

INVESTMENT OPTIONS

     Participants could elect to direct the investment of any or all of their accounts under the Plan. Prior to September, 1998, participants could invest up to 50% of their account in the common stock of Eagle BancGroup, Inc., the holding company that owned First Federal Savings until October 29, 1999. After September, 1998, no new purchases of Eagle stock were allowed but previously purchased shares were held in participant accounts until all Eagle shares were redeemed in November, 1999. Participants could also invest in any combination of 16 mutual funds directed by various registered investment companies offered through First Mercantile Trust Company. Since the Plan was terminated as of January 1, 2000, participants have been allowed to change their account investments, which remain at First Mercantile pending rollover to the
First Busey Corporation Profit Sharing Plan and Trust.   The fund numbers listed
as part of the following brief fund descriptions correspond to the financial statements presented in this report.

     Fund 1:   Eagle BancGroup, Inc. Common Stock

     Fund 2:   First Mercantile Money Market Fund

     Fund 3:   LaSalle National Trust - guaranteed investment contracts

     Fund 4:   Simms Capital - global stock funds

     Fund 5:   Navellier & Associates - growth stocks

     Fund 6:   Miller/Howard Investments - utilities

     Fund 7:   Colony Capital - government bonds

     Fund 8:   Key Asset Management - value stocks

     Fund 9:   Highland Capital Management - growth stocks and bonds

     Fund 10:  Sector Capital - core stocks

     Fund 11:  T. Rowe Price - international bonds

     Fund 12:  Rorer Asset Management - value stocks

     Fund 13:  Brandes Investment Partners - international equity

     Fund 14:  Frontier Capital Management - growth stocks

     Fund 15:  Dresdner RCM - large growth stocks

     Fund 16:  Roger Engemann & Associates - growth stocks

     Fund 17:  Amerindo Investment Advisors - bio-tech stocks

Participants may change their investment options quarterly.

PAYMENT OF BENEFITS

     Benefits payable to a participant include the sum of their salary deferral, rollover contributions, vested share of employer contributions and net earnings on the investment of such amounts through the date of valuation. Benefits are payable to participants as a result of termination of employment, death or under certain hardship conditions. Following termination of employment or death, benefits can be paid in a lump sum, in two or more annual installments, in a nontransferable annuity contract or rolled into another qualified plan. If the vested portion of the Participant's account is less than $3,500, payment is generally made in a lump sum. If the vested portion of the Participant's Accounts exceeds $3,500, no distribution generally will be made if the Participant has not attained age 65 unless the Participant consents to an earlier distribution.

     Benefits will be paid to the designated beneficiary in the event of a Participant's death. If married, the Participant's spouse shall be the beneficiary unless the spouse has agreed to another beneficiary.

     Participants could be permitted to make a withdrawal of their contributions and employer contributions, not including earnings on such funds, under certain conditions, including payment of medical expenses, purchase of a principal residence and payment of tuition and related fees for post secondary education. Certain conditions had to be met before such withdrawals and participant contributions were suspended for twelve months following such withdrawals.


NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

     The financial statements of the Plan have been prepared on the accrual basis.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

     Shares in registered investment companies are carried at aggregate current value with the difference between cost and current value reflected in the statement of changes in net assets available for benefits as unrealized appreciation or depreciation of investments. Market values of shares in registered investment companies are based on the quoted net asset value (redemption value) of the investment company at year end. Investment in Eagle BancGroup, Inc. common stock was carried at quoted market prices prior to October 29, 1999, when all shares were redeemed following First Busey's cash acquisition of Eagle.

WITHDRAWALS AND FORFEITURES

     Participants who withdrew from the Plan forfeited any unvested amounts in their accounts. Forfeiture amounts were allocated to all other participants in addition to any amounts contributed by the Employer.

ADMINISTRATIVE EXPENSES

     Administrative expenses are generally paid by the Employer.


NOTE 3. INVESTMENTS

     The Plan Administrator holds the Plan's investments and executes all of the Plan's transactions related to all funds except the Eagle BancGroup, Inc. common stock. Transactions related to Eagle BancGroup, Inc. common stock were executed by PrimeVest Financial Services, Inc. ("PrimeVest") at the direction of the Plan Trustee. PrimeVest maintained the holdings of Eagle BancGroup, Inc. common stock prior to the October 29, 1999 redemption of Eagle stock. Financial information with respect to investments held at December 31, 2000 and 1999 was provided by First Mercantile Trust Company. The financial information presented has not been audited by independent auditors. Investments that represent 5% or more of the Plan's net assets are identified with an asterisk (*).

     First Mercantile Trust Company continually monitors the performance of the registered investment companies. As results warrant, holdings may be moved from an underperforming registered investment company to a new registered investment company with the same primary investment strategy (i.e. government bonds, growth stocks, etc.). In 2000, two such changes were made. Fund 8 was changed from Trinity Investment Management to Key Asset Management and Fund 15 was changed from Rittenhouse to Dresdner RCM.

December 31, 2000                                            Fair     Appreciation
                                     Units        Cost       Value   (Depreciation)
                                  ---------    --------    --------  --------------
Common Stock:
Fund 1-Eagle BancGroup stock          0.00         -0-         -0-          -0-
     (no participants)

Registered Investment Companies:
Fund 3-LaSalle National Trust*     2180.09      35,308      44,306        8,998
     (9 participants)

Fund 4-Simms Capital                 39.30         846       1,161          315
     (2 participants)

Fund 5-Navellier & Associates*     1452.73      51,147      86,755       35,608
     (23 participants)

Fund 6-Miller/Howard Investments    496.68      10,289      19,196        8,907
     (13 participants)

Fund 7-Colony Capital*             2696.58      44,102      51,859        7,756
     (7 participants)

Fund 8-Key Asset Mgt*              2961.07      53,420      64,470       11,050
     (33 participants)

Fund 9-Highland Capital Mgt*       1083.77      25,094      37,135       12,041
     (3 participants)

Fund 10-Sector Capital               11.62         292         276          (16)
     (1 participant)

Fund 11-T. Rowe Price              1448.67      15,876      15,531         (346)
     (13 participants)

Fund 12-Rorer Asset Mgt             941.50      23,352      30,259        6,907
     (15 participants)

Fund 13-Brandes Investment*        3363.58      48,474      82,624       34,150
     (28 participants)

Fund 14-Frontier Capital Mgt*      1864.73      51,784      77,306       25,522
     (29 participants)

Fund 15-Dresdner*                   953.35      38,560      42,928        4,367
     (23 participants)

Fund 16-Roger Engemann & Assoc      412.56       7,129       9,907        2,777
     (4 participants)

Fund 17-Amerindo Investment
          Advisors                 3749.68      27,959      60,766       32,807
     (22 participants)

Total Investments                              433,634     624,478      190,844
                                              ========    ========      =======




December 31, 1999                                            Fair     Appreciation
                                    Units        Cost       Value    (Depreciation)
                                  ---------    --------    --------  --------------
Common Stock:
Fund 1-Eagle BancGroup stock         0.00         -0-         -0-           -0-
     (no participants)

Registered Investment Companies:
Fund 3-LaSalle National Trust*    2637.80      43,590      50,814         7,224
     (11 participants)

Fund 4-Simms Capital                39.01         814       1,356           542
     (3 participants)

Fund 5-Navellier & Associates*    1645.18      54,842     111,518        56,676
     (26 participants)

Fund 6-Miller/Howard Investments   690.41      14,459      24,064         9,605
     (16 participants)

Fund 7-Colony Capital*            3416.51      56,755      61,362         4,607
     (10 participants)

Fund 8-Trinity Investment Mgt*    3458.72      62,752      71,665         8,913
     (35 participants)

Fund 9-Highland Capital Mgt       1163.61      27,344      37,670        10,326
     (5 participants)

Fund 10-Sector Capital               7.52         184         204            20
     (1 participant)

Fund 11-T. Rowe Price             1425.01      15,637      15,899           262
     (16 participants)

Fund 12-Rorer Asset Mgt           1046.14      25,808      31,579         5,771
     (19 participants)

Fund 13-Brandes Investment*       3491.57      49,021      85,202        36,181
     (33 participants)

Fund 14-Frontier Capital Mgt*     2389.95      64,367      95,279        30,912
     (34 participants)

Fund 15-Rittenhouse*              1020.25      40,203      55,615        15,412
     (27 participants)

Fund 16-Roger Engemann & Assoc     396.02       6,655      11,795         5,140
     (4 participants)

Fund 17-Amerindo Investment
          Advisors*                458.52      32,402     140,655       108,253
     (25 participants)

Total Investments                             494,833     794,677       299,843
                                              =======     =======       =======


NOTE 4. INCOME TAX STATUS

     The Internal Revenue Service had ruled that the Plan qualified under
Section 401(a) of the Internal Revenue Code and was, therefore, not subject to tax under present income tax laws. Once qualified, the Plan was required to operate in conformity with the Internal Revenue Code to maintain its qualification. Neither the Plan Administrator nor the Plan Trustee is aware of any course of action or series of events that have occurred that might adversely affect the qualified status of the Plan.

     The First Busey Corporation Profit Sharing Plan and Trust is also a qualified plan. Participant accounts rolled from the Plan to the First Busey plan are not expected to be subject to tax under present income tax laws.


NOTE 5. TRANSACTIONS WITH PARTIES-IN-INTEREST

     On October 29, 1999, Eagle BancGroup, Inc., parent of First Federal Savings, was acquired for cash by First Busey Corp. In November, 1999, 2,376 shares of Eagle owned by the Plan were redeemed and the proceeds were rolled into the other registered investment companies in the Plan. Prior to the redemption, 839.50 shares were distributed to participants who had withdrawn from the Plan earlier in 1999. No shares were purchased by the Plan in 1999 as the Plan ceased to allow participants to purchase Eagle stock after September, 1998.


NOTE 6. PLAN TERMINATION

     As previously noted, as of January 1, 2000, the Plan has been terminated. Participant accounts will be rolled into the First Busey Corporation Profit Sharing Plan and Trust subject to regulatory approval.




FIRST FEDERAL SAVINGS 401(K) PLAN
SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2000
(UNAUDITED)

Item 27(d)


Category (i) - Single transaction in excess of 5% of plan assets

                             NONE

Category (ii) - Series of transactions other than securities transactions

                             NONE

Category (iii) - A series of transactions in excess of 5% of plan assets

                             NONE

Category (iv) - Transactions with or in conjunction with a person if any single transaction with that person is in excess of 5%

                             NONE






                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned duly authorized.


                                       FIRST FEDERAL SAVINGS 401(K) PLAN

DATE: June 27, 2001                     /s/ David R. Wampler
                                       ---------------------------------
                                       David R. Wampler
                                       Trustee